Exhibit 99.1

Tufin Announces Fourth Quarter and Full Year 2019 Results
Fourth quarter revenue of $30.1 million increases 3% year-over-year
Fourth quarter GAAP operating loss of $7.4 million and non-GAAP operating loss of $1.9 million
Full year revenue of $103.3 million increases 22% year-over-year
Full year GAAP operating loss of $27.0 million and non-GAAP operating loss of $15.2 million

Boston, MA and Tel Aviv, Israel – February 13, 2020- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the fourth quarter ended December 31, 2019.

“2019 was a transformative year for Tufin as we became a public company and surpassed $100 million in revenue. However, our fourth quarter results were impacted by sales execution challenges primarily in North America. We are disappointed with the fourth quarter and have begun taking steps to improve execution” said Ruvi Kitov, CEO and co-founder. “We continue to see strong demand for our solutions in the marketplace, and our leadership position, long-term growth initiatives and recent organizational changes position us well to capitalize on the large opportunity ahead in security policy management.”

Financial Highlights for the Fourth Quarter Ended December 31, 2019

Revenue:
• Total revenue was $30.1 million, up 3% compared with the fourth quarter of 2018.
• Product revenue was $14.3 million, down 16% compared with the fourth quarter of 2018.
• Maintenance and professional services revenue was $15.8 million, up 30% compared with the fourth quarter of 2018.

Operating Income (Loss):
• GAAP operating loss was $7.4 million, compared to operating income of $3.5 million in the fourth quarter of 2018.
• Non-GAAP operating loss was $1.9 million, compared to non-GAAP operating income of $4.5 million in the fourth quarter of 2018.

Net Income (Loss):
• GAAP net loss was $7.2 million, or a loss of $0.21 per diluted share, compared to a GAAP net income of $2.8 million, or $0.10 per diluted share, in the fourth quarter of 2018.
• Non-GAAP net loss was $2.4 million, or a loss of $0.07 per diluted share, compared to non-GAAP net income of $3.8 million, or $0.13 per diluted share, in the fourth quarter of 2018.

Financial Highlights for the Full Year Ended December 31, 2019

Revenue:
• Total revenue was $103.3 million, up 22% compared with 2018.
• Product revenue was $47.4 million, up 11% compared with 2018.
• Maintenance and professional services revenue was $55.9 million, up 32% compared with 2018.

Operating Income (Loss):
• GAAP operating loss was $27.0 million, compared to operating loss of $1.9 million in 2018.
• Non-GAAP operating loss was $15.2 million, compared to non-GAAP operating income of $1.2 million in 2018.

Net Loss:
• GAAP net loss was $28.1 million, or a loss of $1.04 per diluted share, compared to GAAP net loss of $4.3 million, or $0.53 per diluted share, in 2018.
• Non-GAAP net loss was $17.1 million, or a loss of $0.63 per diluted share, compared to non-GAAP net loss of $1.1 million, or $0.13 per diluted share, in 2018.

Balance Sheet and Cash Flow:
•          Cash flow used for operating activities during the twelve months ended December 31, 2019 was $9.6 million, compared to cash flow provided by operating activities of $4.6 million during the twelve months ended December 31, 2018.

• Total cash, cash equivalents and restricted cash as of December 31, 2019 were $121.7 million, compared to $17.6 million as of December 31, 2018.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and twelve months ended December 31, 2019 and 2018. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
•
Announced general availability of SecureCloud, enabling companies to secure hybrid cloud environments without compromising security or business agility. Tufin is the first and only company to provide unified security policy management for the hybrid cloud.

•
Announced availability on GSA Schedule 70 through immixGroup. The new relationship will enable government agencies to take greater advantage of Tufin’s security policy automation technology to remain agile, yet secure, in the face of digital transformation.

•
Updated Global Partner Program to help both Tufin and its partners better support sophisticated enterprise infrastructures and cloud deployments, facilitate partner profitability through enhanced incentives, and expand new business opportunities.

Business Outlook

Based on information available as of February 13, 2020, Tufin is issuing guidance as indicated below:

First Quarter 2020:
• Total revenue between $23.0 million and $26.0 million.
• Non-GAAP operating loss between $10.5 million and $13.0 million

Full Year 2020:
• Total revenue between $117.0 million and $123.0 million
• Non-GAAP operating loss between $22.5 million and $27.5 million

Conference Call Information

To participate in Tufin’s fourth quarter earnings conference call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 836324. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 836324. An archived webcast of this conference call will be available on the investor relations section of the company website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

Because of varying available valuation methodologies, subjective assumptions that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense, secondary offering costs and the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense and secondary offering costs.
•	We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense secondary offering costs and the tax effect of these non-GAAP adjustments.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes share-based compensation expense and other non-recurring items, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and other non-recurring items, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s secondary public offering filed with the Securities and Exchange Commission on December 5, 2019. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	15,248	118,661
Restricted bank deposits	561	224
Accounts receivable (net of allowance for doubtful accounts of $97 and $77 at December 31, 2018 and December 31, 2019, respectively)	14,716	16,222
Prepaid expenses and other current assets	5,440	4,773
Total current assets	35,965	139,880
NON CURRENT ASSETS:
Long-term restricted bank deposits	1,789	2,844
Property and equipment, net	2,563	4,177
Deferred costs	5,025	5,640
Deferred tax assets	689	1,659
Deferred offering costs	730	-
Operating lease assets	-	20,958
Other non-current assets	372	1,574
Total non-current assets	11,168	36,852
Total assets	47,133	176,732

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	December 31,
	2018	2019
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	222	-
Trade payables	3,096	4,394
Employee and payroll accrued expenses	9,976	15,422
Other accounts payables	4,890	1,568
Operating lease liabilities – current	-	2,533
Deferred revenues	18,172	22,725
Total current liabilities	36,356	46,642
NON-CURRENT LIABILITIES:
Long-term deferred revenues	13,292	12,838
Non-current operating lease liabilities	-	22,000
Other non-current liabilities	732	930
Total non-current liabilities	14,024	35,768
Total liabilities	50,380	82,410

COMMITMENTS AND CONTINGENCIES
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Series A preferred shares of NIS 0.015 par value: 10,000,000 preferred shares authorized at December 31, 2018 and zero at December 31, 2019; 7,592,803 preferred shares issued and outstanding at December 31, 2018 and zero at December 31, 2019;	5,073	-
Series B preferred shares of NIS 0.015 par value: 3,333,333 preferred shares authorized at December 31, 2018 and zero at December 31, 2019; 2,668,333 preferred shares issued and outstanding at December 31, 2018 and zero at December 31, 2019;	4,310	-
Series C preferred shares of NIS 0.015 par value: 4,666,667 preferred shares authorized at December 31, 2018 and zero at December 31, 2019; 4,621,592 preferred shares issued and outstanding at December 31, 2018 and zero at December 31, 2019;	12,416	-
Series D preferred shares of NIS 0.015 par value: 1,534,021 preferred shares authorized at December 31, 2018 and zero at December 31, 2019; 1,534,021 preferred shares issued and outstanding at December 31, 2018 and zero at December 31, 2019	4,900	-
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	26,699	-

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of NIS 0.015 par value; 52,666,712 and 150,000,000 shares authorized at December 31, 2018 and December 31, 2019, respectively; 8,265,988 and 35,230,253 shares issued and outstanding at December 31, 2018 and December 31, 2019;	30	145
Additional paid-in capital	10,337	162,609
Accumulated deficit	(40,313)	(68,432)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(29,946)	94,322
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	47,133	176,732

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Revenues:
Product	17,101	14,335	42,554	47,365
Maintenance and professional services	12,120	15,780	42,427	55,905
Total revenues	29,221	30,115	84,981	103,270
Cost of revenues:
Product	861	578	2,324	2,716
Maintenance and professional services	3,182	5,413	11,112	17,141
Total cost of revenues	4,043	5,991	13,436	19,857
Gross profit	25,178	24,124	71,545	83,413
Operating expenses:
Research and development	6,405	9,273	21,363	31,571
Sales and marketing	13,014	17,068	46,092	63,981
General and administrative	2,292	5,163	6,022	14,884
Total operating expenses	21,711	31,504	73,477	110,436
Operating income (loss)	3,467	(7,380)	(1,932)	(27,023)
Financial income (loss), net	(460)	494	(1,047)	(85)
Income (loss) before taxes on income	3,007	(6,886)	(2,979)	(27,108)
Taxes on income	(206)	(289)	(1,283)	(1,011)
Net income (loss)	2,801	(7,175)	(4,262)	(28,119)
Basic net income (loss) per ordinary share	0.35	(0.21)	(0.53)	(1.04)
Diluted net income (loss) per ordinary share	0.10	(0.21)	(0.53)	(1.04)
Weighted average number of shares used in computing net income (loss) per ordinary share- basic	8,102	34,657	8,046	27,088
Weighted average number of shares used in computing net income (loss) per ordinary share- diluted	29,482	34,657	8,046	27,088

Share-based Compensation Expense:
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Cost of revenues	185	627	634	1,514
Research and development	222	1,250	731	2,370
Sales and marketing	485	1,766	1,458	4,849
General and administrative	142	949	358	2,194
Total share-based compensation expense	1,034	4,592	3,181	10,927

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Year Ended
	December 31,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,262)	(28,119)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	956	1,205
Bad debt expense	34	31
Share-based compensation	3,181	10,927
Exchange rate differences on cash, cash equivalents and restricted cash	380	(712)
Other	(67)	28
Change in operating assets and liabilities items:
Accounts receivable	(3,258)	(1,537)
Prepaid expenses and other current assets	(3,895)	928
Deferred costs	(1,352)	(648)
Deferred taxes and other non-current assets	(149)	(1,994)
Trade payables	2,456	1,027
Employee and payroll accrued expenses	729	4,191
Other accounts payable and non-current liabilities	2,367	(1,923)
Net change in operating lease accounts	-	2,876
Deferred revenues	7,507	4,099
Net cash provided by (used in) operating activities	4,627	(9,621)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,690)	(2,548)
Other investing activities	55	(173)
Net cash used in investing activities	(1,635)	(2,721)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	-	115,292
Proceeds from exercise of stock options	163	2,081
Proceeds from withholding tax related to employee stock plans	-	1,255
Deferred offering costs	(130)	(2,645)
Payment of long-term loan	(667)	(222)
Net cash provided by (used in) financing activities	(634)	115,761

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(380)	712

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,978	104,131

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	15,620	17,598
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	17,598	121,729

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	315	271
Unpaid offering costs	600	52
Operating lease liabilities arising from obtaining operating right of use assets	-	10,063
Conversion of redeemable convertible preferred shares	-	26,699
Exercise of share options	-	228

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Gross profit	25,178	24,124	71,545	83,413
Plus:
Share-based compensation	185	627	634	1,514
Non-GAAP gross profit	25,363	24,751	72,179	84,927

Reconciliation of Operating Income (Loss) to Non-GAAP Operating Income (Loss):

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Operating income (loss)	3,467	(7,380)	(1,932)	(27,023)
Plus:
Share-based compensation	1,034	4,592	3,181	10,927
Secondary offering costs	-	862	-	862
Non-GAAP Operating income (loss)	4,501	(1,926)	1,249	(15,234)

Reconciliation of Net Income (Loss) to Non-GAAP Net Income (Loss):

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019
Net income loss	2,801	(7,175)	(4,262)	(28,119)
Plus:
Share-based compensation	1,034	4,592	3,181	10,927
Secondary offering costs	-	862	-	862
Taxes on income related to non-GAAP adjustments	-	(724)	-	(724)
Non-GAAP Net income (loss)	3,835	(2,445)	(1,081)	(17,054)

Non-GAAP net income (loss) per share
Basic	0.47	(0.07)	(0.13)	(0.63)
Diluted	0.13	(0.07)	(0.13)	(0.63)
Weighted average number of shares
Basic	8,102	34,657	8,046	27,088
Diluted	29,482	34,657	8,046	27,088